May 9, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Aspire Global Inc.

Request for Withdrawal of Registration Statement on Form F-1

File No. 333-257293

Ladies and Gentlemen:

On June 22, 2021, Aspire Global Inc., a Cayman Islands company, filed a Registration Statement on Form F-1 (File No. 333-257293) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the registration of 15,000,000 of the Company’s ordinary shares in connection with its initial public offering (the “Offering”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

Please feel free to contact Richard Anslow, legal counsel to the Company, at 212-370-1300 or via email at ranslow@egsllp.com if you have any questions. Thank you for your assistance with this matter.

Sincerely,

Aspire Global Inc.

/s/ Michael Wang
Michael Wang
Chief Financial Officer